UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá, Colombia, April 28, 2020 – As set forth in Avianca Holdings S.A.’s (“Avianca”) (NYSE: AVH, BVC: PFAVH) reports on Form 6-K furnished on March 24, 2020 and April 23, 2020, Avianca has temporarily suspended passenger operations to, from and within Colombia, Ecuador, El Salvador and Peru in connection with the COVID-19 pandemic. As a result of such measures, substantially all of Avianca’s passenger flights have been suspended.

Consequently, Avianca continues to bear high fixed costs –including but not limited to personnel, aircraft and equipment maintenance, aircraft and equipment lease payments and debt service payments– with sharply reduced revenues. Avianca has limited visibility as to when current travel restrictions will be lifted and, furthermore, once such restrictions are lifted Avianca does not expect revenues to return to pre-pandemic levels in the short term as the effects on travel are expected to be long-lasting.

Despite having deferred numerous expenses, Avianca is consuming cash reserves in order to satisfy its non-deferred obligations. Such cash reserves are limited, and Avianca expects to require significant incremental financing in order to fund its operations.

In recent weeks, numerous governments across Europe, North America and Asia have provided funding, enacted regulations, or made statements indicating that they would provide financing –as well as other forms of support– for their respective air carriers given the industry’s critical contribution role in providing essential transportation for passengers and cargo, as well as the fact that they employ a significant number of people across a variety of jobs, drive commerce and tourism, and are critical contributors to national economies.

Given the impact of the COVID-19 pandemic on the airline sector and the correspondingly increased levels of uncertainty regarding the airline industry’s prospects, Avianca today cannot readily access private sector funding sources in sufficient amounts to fulfill its needs. Avianca has therefore engaged in discussions with the different governments where it conducts operations, including, among others, the Colombian government. In the course of such discussions, Avianca has proposed different support structures which it believes would provide these governments with adequate protections, while ensuring that Avianca will be able to continue operations in such markets and maintain connectivity and employment throughout the region. Discussions with governments are continuing, and Avianca has not received formal responses nor has it reached agreement on terms on which eventual support could be provided.

There can be no assurance that such agreements will be reached. Avianca will inform the market in a timely manner when negotiations conclude.

For further information, please contact:

Investor Relations Office

+571 587 77 00 ext, 2474, 1349

ir@avianca.com

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

ABOUT AVIANCA HOLDINGS S.A. (NYSE: AVH) (BVC: PFAVH)

Avianca is the commercial brand for the collection of passenger airlines and cargo airlines under the umbrella company Avianca Holdings S.A. Avianca has been flying uninterrupted for 100 years. With a fleet of 171 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, Avianca Holdings had revenues of US$4.6 billion in 2019 and transported 30.5 million passengers. On February 22, 2019, Avianca Holdings announced its corporate transformation plan consisting of four key pillars: 1) the improvement of operational indicators, 2) fleet adjustments, 3) the optimization of operational profitability and 4) repositioning of non-strategic assets. On May 24, 2019, control of Avianca Holdings was assumed by Kingsland Holdings Limited, an independent third party of United Airlines.

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary